VIA EDGAR

April 3, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mitchell Austin

Re:	Everbridge, Inc.
Registration Statement on Form S-1
File No. 333-216907

Acceleration Request
Requested Date:	April 5, 2017
Requested Time:	4:30 P.M. Eastern Daylight Time

Ladies and Gentleman:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Credit Suisse (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters, hereby join Everbridge, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-216907) to become effective on April 5, 2017, at 4:30 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

Additionally, pursuant to Rule 460 of the Act, we hereby advise you that approximately 1,800 copies of the Preliminary Prospectus, dated April 3, 2017, were distributed by us, as representatives of the several underwriters, through the date hereof:

We will comply, and have been informed by the participating underwriters that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours, CREDIT SUISSE (USA) LLC

By:	/s/ John Kolz
Name: John Kolz Title: Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH, INCORPORATED

By:	/s/ Michele A. H. Allong
Name: Michele A. H. Allong Title: Authorized Signatory

cc:	Ken Gordon, Goodwin Procter LLP

Jaime Ellerston, Everbridge, Inc.

C. Thomas Hopkins, Esq., Cooley LLP

Nicole C. Brookshire, Esq., Cooley LLP

Richard C. Segal, Esq., Cooley LLP